Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Dated September 7, 2023

Registration Statement No. 333-274340

NORDSON CORPORATION

Pricing Term Sheet

$350,000,000 5.600% Notes due 2028

$500,000,000 5.800% Notes due 2033

Issuer:	Nordson Corporation

Security Type:	Senior Unsecured Notes

Format:	SEC Registered

Title of Securities:	5.600% Notes due 2028 (the “2028 Notes”) 5.800% Notes due 2033 (the “2033 Notes”)

Aggregate Principal Amount:	2028 Notes: $350,000,000 2033 Notes: $500,000,000

Maturity:	2028 Notes: September 15, 2028 2033 Notes: September 15, 2033

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2024

Coupon:	2028 Notes: 5.600% 2033 Notes: 5.800%

Price to Public:	2028 Notes: 99.978% of principal amount 2033 Notes: 99.715% of principal amount

Benchmark Treasury:	2028 Notes: 4.375% due August 31, 2028 2033 Notes: 3.875% due August 15, 2033

Benchmark Treasury Price / Yield:	2028 Notes: 99-30+ / 4.385% 2033 Notes: 96-27 / 4.268%

Spread to Benchmark Treasury:	2028 Notes: 122 basis points 2033 Notes: 157 basis points

Yield to Maturity:	2028 Notes: 5.605% 2033 Notes: 5.838%

Ratings (Moody’s / S&P)*:	Baa2 / BBB

Trade Date:	September 7, 2023

Settlement Date**:	T+4; September 13, 2023

Optional Redemption:

Prior to August 15, 2028 in the case of the 2028 Notes (one month prior to their maturity date) (the “2028 Par Call Date”), or June 15, 2033 in the case of the 2033 Notes (three months prior to their maturity date) (the “2033 Par Call Date” and, together with the 2028 Par Call Date, each a “Par Call Date”), the Issuer may redeem either series of notes at its option, at any time in whole or from time to time in part, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

1.  100% of the principal amount of the notes to be redeemed; and

2.  (a) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed, in each case discounted to the redemption date (assuming the notes of such series matured on the applicable Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus (i) 20 basis points, in the case of the 2028 Notes, and (ii) 25 basis points, in the case of the 2033 Notes, less (b) interest accrued thereon to the date of redemption, plus, in either case, accrued and unpaid interest thereon to, but excluding, the redemption date.

At any time on or after the applicable Par Call Date, the Issuer may redeem either series of notes, in whole or in part, at any time from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest on the notes to be redeemed to, but excluding, the redemption date.

Day Count:	30 / 360

CUSIP / ISIN:	2028 Notes: 655663AA0 / US655663AA07 2033 Notes: 655663AB8 / US655663AB89

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC Wells Fargo Securities, LLC Deutsche Bank Securities Inc.

BofA Securities, Inc. PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	HSBC Securities (USA) Inc. Huntington Securities, Inc. Morgan Stanley & Co. LLC TD Securities (USA) LLC Truist Securities, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.
**

It is expected that delivery of the notes will be made against payment therefor on or about September 13, 2023, which will be the fourth business day following the date hereof (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery of the notes in this offering will be required, by virtue of the fact that the notes initially will settle T+4, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement, and so should consult their own advisors.

The Issuer has filed a registration statement (including a prospectus, which consists of a preliminary prospectus supplement dated September 7, 2023 and an accompanying prospectus dated September 5, 2023) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the prospectus supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request them by calling J.P. Morgan Securities LLC collect at (212) 834-4533, Wells Fargo Securities, LLC at (800) 645-3751 or Deutsche Bank Securities Inc. at (800) 503-4611. Terms used but not defined herein have the meaning ascribed to them in the preliminary prospectus supplement.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.

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